Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

DATE OF BOARD RESOLUTION IN RELATION TO ANNUAL DIVIDEND

The board of directors (the “Board”) of Autohome Inc. hereby announces that it is considering the declaration and payment of the annual dividend for fiscal year 2023 (if any). If the Board decides to proceed, the declaration of dividend will be adopted by Board resolution on or around Tuesday, December 12, 2023 (Hong Kong time).

By order of the Board
Autohome Inc.
Mr. Quan Long
Director, Chairman and Chief Executive Officer

Hong Kong, November 30, 2023

As at the date of this announcement, the Board comprises Mr. Quan Long, Ms. Keke Ding, Dr. Jing Xiao and Dr. Fan Lu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only